UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the six month period ended

June 30, 2025

Commission File Number: 001-42565

BELIVE HOLDINGS

(Exact name of Registrant as specified in its charter)

26A Ann Siang Road

#03-00

Singapore 069706

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

REFERENCES

In this Report, the terms “we,” “our,” “us,” “Group” and the “Company” refer to BeLive Holdings and, where the context so requires or suggests, its direct and indirect subsidiaries. Its direct and indirect subsidiaries are: (i) BeLive Technology Group Ltd (“BeLive BVI”), a British Virgin Islands business company incorporated under the laws of the British Virgin Islands on March 7, 2023, and our direct wholly owned subsidiary; (ii) BeLive Technology (Vietnam) Company Limited (“BeLive Vietnam”), a company incorporated under the laws of the Socialist Republic of Vietnam on June 16, 2021, and one of our indirect wholly owned subsidiaries; (iii) BeLive Technology Pte. Ltd (“BeLive Singapore”), a company incorporated under the laws of the Republic of Singapore on June 18, 2014, and one of our indirect wholly owned subsidiaries; (iv) BeLive New Media Ltd (“BeLive Media”), a British Virgin Islands business company incorporated under the laws of the British Virgin Islands on July 9, 2025 and (iv) Belive AI Studios Pte. Limited (“BeLive AI”), which was incorporated under the laws of Singapore on July 7, 2025, and is one of our indirect wholly owned subsidiaries. .

“Initial Public Offering” or “IPO” refers to the closing on April 7, 2025 of our initial public offering of 2,450,000 Ordinary Shares at a public offering price of $4.00 for total gross proceeds of $9,800,000 or $ US$10,848,912based on further Ordinary Shares sold because the underwriters exercised their over-allotment option.

2

Overview

BeLive Holdings (NASDAQ: BLIV) (the “we” or the “Company”), is a B2B provider of white-label live and video streaming infrastructure Our Group’s history began in 2014 when we launched a social streaming mobile application with a focus on empowering users to share their lives while interacting with their audience in real time. Recognizing a significant potential in e-commerce, we redirected our focus in 2018 towards business-to-business and providing live commerce and shoppable short videos solutions (“BeLive Solutions”) to international retail companies and the e-commerce marketplaces. Our BeLive Solutions enable our customers to leverage the power of interactive and immersive live and video commerce to their online business and enable our customers to curate unique videos that may also be aired real-time as they are simultaneously being recorded, for anytime instant replay. We categorize our BeLive Solutions into (i) an enterprise-grade BeLive White Label Solution which is customized to meet a customer’s unique requirements and which can be integrated into their existing internal system and (ii) a cloud-based software-as-a-service solution (“BeLive SaaS Solution”) for customers who are looking for quick and cost-effective live commerce and shoppable short videos solution without the necessity of building their own infrastructure and technology stack.

Our mission is to be an industry leader in designing, developing, and providing technology solutions for live commerce and shoppable short videos.

Recent Developments

Exploration of a Digital Asset Treasury Strategy. We recently commenced exploration of a digital asset treasury strategy (the “Digital Asset Treasury Strategy”) as part of our broader platform enablement roadmap. This initiative aligns with our long-term vision to enhance capital efficiency, drive innovation, and support de-centralized payment technologies across its video streaming ecosystem. As part of our Digital Asset Treasury Strategy, we are considering and assessing allocating of a portion of our corporate treasury into digital assets, including Bitcoin (BTC) and other yield-generating digital assets, subject to rigorous risk and compliance frameworks. These digital assets are being explored as potential tools for treasury diversification, liquidity optimization, and enabling use cases for creators and platform partners.

Establishment of BeLive New Media Ltd and BeLive AI Studios Ptd. Ltd. We further announced the launch of the creation and establishment of our wholly-owned subsidiaries, BeLive New Media Ltd and BeLive AI Studios Pte Ltd, which will focus on new and creative production content to redefine storytelling for the digital generation, specializing in social realism content and visually arresting, emotionally charged advertising, blending cinematic storytelling with digital first sensibilities to deliver authentic, high-impact contact. This expansion allows us to move beyond streaming infrastructure into premium content creation, bringing together technological scale and storytelling excellence under one roof. The studio will serve brands, agencies, and platforms across Southeast Asia and global markets by delivering raw, resonant, socially grounded narratives through formats designed for the attention economy.

Partnership with Insight Lab, Inc. We recently entered into a strategic partnership Insight, Lab, Inc. (“Insight Lab”), which we believe is one of Japan’s leading data strategy firms, to bring real-time analytics, artificial intelligience (“AI”) and personalized viewer engagement to the next level. Through this partnership, Insight Lab will serve as our official “Data Strategy Partners”, leveraging and analyzing vast amounts of data generated by our live streaming solutions to enable more advanced data-driven services for retail brands, hospitality groups, government agencies and other organizations. Together, we intend to strive to innovate data-driven features that power personalization, predictive commerce, and smarter decision-making for public and private sectors alike. Management believes that by combining the Company’s scalable tech and user experience (“UX”) expertise with Insight Lab’s experience across 600 plus data and AI projects, the partnership aims to bridge this gap, create new value in the live streaming space, and set a new standard for live, personalized, data-first experiences.

For the six-month periods ended June 30, 2025 and 2024, our gross revenue amounted to approximately S$350,045 and S$763,922, respectively. Our total comprehensive loss amounted to approximately (S$5,208,739)) and (S$4,889,708) for the six-month periods ended June 30, 2025 and 2024, respectively.

3

The following table shows our Statement of Operations data for the six-month periods ended June 30, 2025 and 2024 in Singapore Dollar or (S$). For further information regarding the results of our operations, see our unaudited interim condensed consolidated financial statements appearing elsewhere in this Report.

	Note	(Unaudited) Six-month ended 30 June 2025 S$(1)	(Unaudited) Six-month ended 30 June 2024 S$

Revenue	4	350,045	763,922
Cost of sales		(310,279)	(464,536)
Gross profit		39,766	299,386
Other income	5	52,711	48,323
Less: Expenses
- Marketing		(38,873)	(110,187)
- Administrative expenses		(5,277,601)	(5,123,586)
- Finance cost	6	(1,299)	(2,443)
Loss before tax	7	(5,225,296)	(4,888,507)
Income tax expenses	8	-	-
Loss for the period		(5,225,296)	(4,888,507)
Other comprehensive income/(loss): Items that may be reclassified subsequently to profit or loss:
- Exchange differences on translation of foreign operations		16,557	(1,201)
Total comprehensive loss for the period		(5,208,739)	(4,889,708)
Loss per share for the loss attributable to owners of the Company (in dollar)
Basic	9	(1.11)	(1.25)
Diluted	9	(1.11)	(1.25)

Key Factors Affecting the Results of Our Group’s Operations

Our financial condition and results of operations have been and will continue to be affected by a number of factors, many of which may be beyond our control, including those factors set out below:

Our ability to attract new customers and retain existing customers.

In order to maintain and increase our revenue, we need to continue to retain and attract new customers by means of strategic alliance marketing, inbound marketing, and outbound marketing, for further information on our sales and marketing strategies, please refer to the section headed “Business — Sales and Marketing”. A number of factors could adversely impact our ability to successfully implement our marketing efforts, such as inability of our sales and marketing team to effectively interact with potential customers, or potential customers do not find our products and services sufficient to meet their needs. If we are unable to successfully market our solutions, whether due to failure to maintain and expand relationships with our partners and alliances and/or failure to adjust our strategy in order to meet the needs of current and potential customers, our ability to retain and attract new customers may be undermined, which would adversely affect our business and results of operations.

The number of new and repeat customers accounted for 18.2% and 81.8% of our total number of customers, respectively, for the six month periods ended June 30, 2025 and June 30, 2024, respectively.

For the six month period ended June 30, 2025 and 2024, customers who contributed over 10% of the total revenue of the Group accounted for approximately 68.9% and 69.6% of the Group’s total revenue, respectively.

4

As a result of these close and stable relationships with our existing customers, we are able to receive recurring businesses from the existing customers. If we are unable to maintain close and stable relationships with our existing customers, our business and results of operations may be adversely affected.

Our ability to help our customers to enhance viewer engagement.

The engagement of viewers (potential customers of our customers is significant to our business and results of operation. As a technology solution provider for live commerce and shoppable short videos, the level of viewer engagement on our customers’ content affects our revenue and profitability. In order for our customers to enhance viewer engagement, we provide analytical tools that enable our customers and marketers to track and study first-party behavioral data and to create content that resonates better with the viewers. Such behavioral data include but not limited to:

●	the number of likes, comments, and view counts – provide our customers and content creators insights as to the popularity of each of their content;
●	lists of viewers – allow our customers and content creators to understand which type of content attracts new and/or returning viewers the most;
●	the average view duration – allow our customers and content creators to adjust the duration of the live stream/short video in order to achieve optimal views; and
●	the number of product clicks and whether such products have been added to cart and/or purchased by the viewers – allow our customers and content creators to understand the popularity of each product and the effectiveness of the content on viewer’s purchase intention, and to gain insights on pushing relevant marketing information according to their product interest.

In 2021, we collaborated with AI Singapore on a research project titled “BeLive Audience Sentiment Engine (B.A.S.E.)”, with an aim to allow businesses hosting livestreams to obtain useful insight and analytics on viewers’ sentiment. Such audience sentiment engine is a machine learning algorithm that is integrated, at the request of our clients, into our BeLive White Label Solution. It detects and processes all texts extracted from comments during a live stream, evaluates the sentiment of all comments and classify them as positive, negative, or neutral, which allow our customers to understand how well-perceived the stream is, the effectiveness of their stream or host, and further identify consumer needs and product marketing opportunities.

In 2025, we entered into a strategic partnership with Insight Lab, which we believe is one of Japan’s leading data strategy firms, to bring real-time analytics, artificial intelligience (“AI”) and personalized viewer engagement to the next level. Through this partnership, Insight Lab will serve as our official “Data Strategy Partner”, leveraging and analyzing vast amounts of data generated by our live streaming solutions to enable more advanced data-driven services for retail brands, hospitality groups, government agencies and other organizations. Together, we intend to strive to innovate data-driven features that power personalization, predictive commerce, and smarter decision-making for public and private sectors alike. Management believes that by combining the Company’s scalable tech and user experience (“UX”) expertise with Insight Lab’s experience across 600 plus data and AI projects, the partnership aims to bridge this gap, create new value in the live streaming space, and set a new standard for live, personalized, data-first experiences.

Our data analytics and AI support allow our customers and content creators to better understand the preferences of their viewers in order to create content that is more appealing and targeted, which may increase the level of viewer engagement on our customers’ content.

Demand of our bespoke solutions.

We categorize our solutions into enterprise-grade BeLive White Label Solution and cloud-based BeLive SaaS Solution. For customers with high demand for customized live commerce and shoppable short videos solutions, we provide them with bespoke solutions that can be integrated with their internal systems and offered through a white-label approach, made-to-measure for each unique customer’s needs. For customers who are looking for quick and cost-effective live commerce and shoppable short videos solutions without building their own infrastructure and technology stacks from scratch, we provide them with our SaaS solution, which comprises basic functionalities that are typically featured in our BeLive White Label Solutions. Our BeLive White Label Solution accounted for approximately 56.4% and 71.1% of the Group’s total revenue for the six month period ended June 30, 2025 and 2024, respectively. Fluctuation in the demand of bespoke and complex solutions may affect our results of operations.

5

Our ability to manage our cost of sales.

Our results of operations depend on our ability to manage our costs and expenses. Our cost of sales consists primarily of server and technology infrastructure expenses, developer cost and other technological microservices that are required to ensure our solutions are functioning optimally. The cost of sales may also include streaming discounts to promote adoption of the solution with the customers. Our contracts with clients may not be able to adjust according to the increase in cost of sales, if we are unable to control such costs, our financial performance may be adversely affected.

Our ability to further advance our technological capabilities and infrastructure.

Our strong technological capabilities and infrastructure, in particular our video and live streaming technologies, big data analytics AI, support our business development. Our ability to effectively invest in these technologies allows us to create a superior user experience and to timely identify new trends. We must continue to innovate to keep pace with the growth of our business and bring forward new technologies. If our technologies or solutions are unable to satisfy our customers due to complexity of their requirements, our ability to retain existing customers and attract new customers may be undermined, which would adversely affect our business and results of operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is based on our Group’s historical results of operations and may not be indicative of our Group’s future operating performance.

Revenue

During the six-month periods ended June 30, 2025 and 2024, we derived our revenue from: (i) the provision of enterprise-grade BeLive White Label Solution and cloud-based BeLive SaaS Solution, and (ii) the sale of software development kit (SDK) to system integrators. The SDKs are typically basic kits that are provided to system integrators for them to continue building their solutions that are unique to their line of business. These are basic kits that are foundational that will enable them to develop their capabilities. A live streaming software development kit is a tool kit for developing mobile software which let broadcasters build their own streaming apps. The following table sets out the breakdown of our revenue for the periods indicated:

The following table sets out the revenue generated from each of our business sectors during the six-month periods ended June 30, 2025 and 2024:

	Note	(Unaudited) Six-month ended 30 June 2025 S$(1)	(Unaudited) Six-month ended 30 June 2024 S$

Revenue	4	350,045	763,922
Cost of sales		(310,279)	(464,536)
Gross profit		39,766	299,386
Other income	5	52,711	48,323
Less: Expenses
- Marketing		(38,873)	(110,187)
- Administrative expenses		(5,277,601)	(5,123,586)
- Finance cost	6	(1,299)	(2,443)
Loss before tax	7	(5,225,296)	(4,888,507)
Income tax expenses	8	-	-
Loss for the period		(5,225,296)	(4,888,507)

6

Our total revenue generated from the provision of enterprise-grade BeLive White Label Solution and cloud-based BeLive SaaS Solution consists primarily of installation fees, subscription fees, server costs, campaign fees, sale of source code and miscellaneous income. Our net revenue decreased by approximately S$413,877 or 54.2% from approximately S$763,922 for the six month period ended June 30, 2024 to approximately S$350,045 for the six month period ended June 30, 2025. The decrease in revenue was primarily due to a decrease in installation fees, subscription fees, server costs, sale of source code and miscellaneous income during the six month period ended June 30, 2025. Increased competition in our primary markets has intensified pricing pressure, contributing to lower revenue per customer in certain segments. We have responded by focusing on differentiation through module-based pricing, and this strategic shift is expected to produce positive results in the long term. Additionally, we are taking proactive steps to accelerate the development and introduction of several innovative solutions that better align with the customer demand and drive stronger customer engagement in the coming periods. Therefore, we do not see this decrease as a long term trend.

The following table sets forth the breakdown of our revenue for the periods indicated:

	(Unaudited) Six-month ended June 30, 2025	(Unaudited) Six-month ended June 30, 2024
	S$	S$
Disaggregation of revenue

Revenue from contracts with customers within the scope of IFRS 15, types of goods or services – recognized overtime

Installation fees	197,422	542,975
Subscription fees	132,645	168,299
Server costs	19,978	40,307
	350,045	751,581
Revenue from contracts with customers within the scope of IFRS 15, types of goods or services – recognized at a point in time

Miscellaneous Income	-	12,341

Net revenue	350,045	763,922

Our subscription fees decreased by approximately S$35,654 or 21.2% from approximately S168,299 for the six month period ended June 30, 2024 to S$132,645 for the six month period ended June 30, 2025 primarily due to the decrease in total number of customers on a subscription model during the six month period ended June 30, 2025.

Our installation fees decreased by approximately S$345,553 or 63.6% from approximately S$542,975 for the six month period ended June 30, 2024 to approximately S$197,422 for the six month period ended June 30, 2025, primarily due to a shift in customer demand away from BeLive White Label Solutions towards more cost-effective technologies such as the SaaS solutions, which do not require installation fees.

Our server costs decreased by approximately S$20,329 or 50.4% from approximately S$40,307 for the six month period ended June 30, 2024 to approximately S$19,978 for the six month period ended June 30, 2025, primarily due to the decrease in streaming time as compared to the six month period ended June 30, 2024 resulting from less streaming sessions organized by our customers. The reduction of server costs was also attributable to technological efficiency. We have managed to optimize our servers and infrastructure to reduce cost operationally to support the SaaS customers.

7

Cost of revenues

Our cost of sales represents costs and expenses attributable to the provision of our enterprise-grade BeLive White Label Solution and cloud-based BeLive SaaS Solution including server and technology infrastructure cost, developer cost for our software and other technological microservices required for the operations of our solutions. Our cost of sales decreased by approximately S$154,257 or 33.2%, from approximately S$464,536 for the six month period ended June 30, 2024 to approximately S$310,279 for the six month period ended June 30, 2025, primarily attributable to the reduction in use of server and technology infrastructure services.

Gross profit and gross profit margin

As a result of the foregoing, our gross profit decreased by approximately S$259,620 or 86.7% from approximately S$299,386 for the six month period ended June 30, 2024 to approximately S$39,766 for the six month period ended June 30, 2025.

Other Income

Our other income is primarily comprised of (i) interest income and (ii) government grant. The following table sets out the breakdown of other income for the periods indicated:

	(Unaudited) Six-month ended June 30, 2025	(Unaudited) Six-month ended June 30, 2024
	S$	S$

Government grants (Note)	52,661	48,253
Others	50	70

	52,711	48,323

Note: The government grants were subsidies granted from the Government in Singapore for several schemes. These conditions had been satisfied in current period.

Our other income increased by approximately S$4,388 or 9.1% from approximately S$48,323 for the six month period ended June 30, 2024 to approximately S$52,711 for the six month period ended June 30, 2025. Such increase in other income was primarily attributable to the increase of government grants of approximately S$4,408 or 9.1% from approximately S$48,253 for the six month period ended June 30, 2024 to approximately S$52,661 for the six month period ended June 30, 2025 due to the increase in government grant primarily for market development in overseas markets.

The increase was further enhanced by the increase in exchange gain of approximately S$14,826 due to currency fluctuations during the six month period ended June 30, 2025

Expenses

The following table sets out the breakdown of our expenses for the periods indicated:

	For the Six month period ended June 30, 2025	For the Six month period ended June 30, 2024
	S$	S$

Expenses
Marketing expenses	(38,873)	(110,187)
Administrative expenses	(5,277,601)	(5,123,586)
Finance costs	(1,299)	(2,443)

8

Marketing Expenses

Our marketing expenses represent expenses relating to promotional efforts for the Group’s brand and business, which include advertising fees, expenses incurred in administering events, and other marketing initiatives such as webinars. Our marketing expenses decreased by approximately S$71,314 or 64.7% from approximately S$110,187 for the six month period ended June 30, 2024 to approximately S$38,873 for the six month period ended June 30, 2025 primarily due to less purchases for advertisements and reduced number of marketing events. In response to the decrease in customers, we have focused on the implementation of targeted marketing to expand our reach in new and existing markets. These initiatives are aimed at strengthening our customer base and restoring revenue growth.

Administrative Expenses

Our administrative expenses represent expenses relating to the operations of the Group. This includes employee benefits expense, rent, travel expenses and other general expenses. Our administrative expenses increased by approximately S$154,015 or 3.0% from approximately S$5,123,586 for the six month period ended June 30, 2024 to approximately S$5,277,601 for the six month period ended June 30, 2025 primarily due to the grant of share options to certain employees of the Group under the Share Option Scheme 2023 and the increase in professional fees in preparation for the Company’s listing of its Ordinary Shares on Nasdaq.

Finance Costs

Our finance costs represent interest expenses from leases. Our finance costs decreased by approximately S$1,144 or 46.8% from approximately S$2,443 for the six month period ended June 30, 2024 to approximately S$1,299 for the six month period ended June 30, 2025 primarily due to a reduction in rent of the new premises.

Income Tax Expenses

Our income tax expenses remained unchanged from approximately S$ nil for the six month period ended June 30, 2024 to S$nil for the six month period ended June 30, 2025. No profits tax has been provided for BeLive Singapore as there were no assessable profits during the six month periods ended June 30, 2024 and 2025.

Comprehensive Profit/Loss for the Period

As a result of the foregoing, we recorded a comprehensive loss of approximately S$4,888,507 for the six month period ended June 30, 2024 and a net loss of approximately S$5,225,296 for the six month period ended June 30, 2025.

Liquidity and Capital Resources

We were incorporated in the Cayman Islands as a holding company and our Cayman Islands holding company did not have active business operations as of June 30, 2025 and as of the date of this Report. Our consolidated assets and liabilities, consolidated revenue and net income are the operation results of our subsidiaries in Singapore and Vietnam. Current Singapore regulations permit such Singapore subsidiary to pay dividends to its respective shareholders only out of its profits, if any, determined in accordance with Singapore accounting standards and regulations. As such, in the event that our Singapore subsidiary has accumulated profits, our Singapore may, take into consideration the Group’s future plans and opportunities and its shareholders’ interests, pay dividends to its respective shareholders. There are no exchange or capital controls under Singapore laws and both residents and non-residents are free to convert Singapore dollars to foreign currencies and/ or remit such currencies out of the country. Under current Singapore tax rules, there is no withholding tax imposed on dividends, regardless of whether they are paid to Singapore or foreign shareholders. However, foreign shareholders may be taxed on the receipt of such dividends back in their own home country, which will depend on the tax laws in the respective countries where they are resident. As of June 30, 2025, our Singapore subsidiary’s accumulated losses and net liabilities were approximately S$32,778,161 and S$10,244,984, respectively, as such our Singapore subsidiary is prohibited from making distributions to us in the form of loans, advances, or cash dividends during the six month period ended June 30, 205 and accordingly, as of June 30, 2025, the Company has total liabilities of approximately S$461,465. As of June 30, 2025 and as of the date of this Report, there were no cash transfers between our Cayman Islands holding company and our subsidiary in Singapore, in terms of loans or advances or cash dividends.

9

In general, there are no strict limitations on cash transfers applicable to foreign investors and foreign-owned companies in Vietnam. Vietnam’s tax legal framework does not have any withholding tax applied to a foreign owned company when its foreign investors transfer outside of Vietnam their profits earned from its operations, provided that the company fulfills its own tax obligations and other financial obligations. Any foreign investor who invests in a foreign-owned company in Vietnam, shall only transfer the profits through the direct investment capital account (DICA) which is also the account used for capital injection purposes.

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating expenditure commitments. Our liquidity needs are to meet our working capital requirements and operating expense obligations. Historically, we have financed our operations primarily through the (i) issuance of common stock, (ii) cash generated by operations, (iii) issuance of convertible loans and (iv) issuance of RCCPS. Other than issuance of convertible loans, issuance of RCCPS and leases, the Group has no other debt instruments.

As at June 30, 2025, we have working capital of approximately S$9,704,435, cash and cash equivalents of approximately S$9,817,829, current assets of approximately S$10,122,846 and current liabilities of approximately S$418,411.

Based on our current operating plan, we believe that the net proceeds from our public offering, together with our existing cash and cash equivalents and anticipated cash generated from operating activities will be sufficient to meet our anticipated working capital and capital expenditures for at least the next 12 months. Our future working capital requirements will depend on many factors, including the rate of our revenue growth, our introduction of new products and processes, and our expansion of sales and marketing and product development activities. To the extent that our cash and cash equivalents, cash flow from operating activities, and net proceeds of this offering are insufficient to fund our future activities, we may need to raise additional funds through bank credit arrangements, public or private equity or debt financings. We also may need to raise additional funds in the event we decide in the future to acquire businesses, technologies and products that will complement our existing operations. In the event additional funding is required, we may not be able to obtain bank credit arrangements or equity or debt financing on terms acceptable to us or at all.

Cash flows

The following table summarizes our cash flows for the six-month periods ended June 30, 2025 and 2024:

	Note	(Unaudited) Six-month ended 30 June 2025 S$	(Unaudited) Six-month ended 30 June 2024 S$
Net cash used in operating activities		(2,682,635)	(754,671)
Net cash used in investing activities		(85,782)	-
Net cash generated from financing activities		12,503,505	607,099
Net increase/(decrease) in cash and cash equivalents		9,735,088	(147,572)
Effect of exchange rate changes on cash and cash equivalents		16,557	(1,201)
Cash and cash equivalents at January 1		66,184	197,709
Cash and cash equivalents at June 30	14	9,817,829	48,936

10

Operating Activities

For the six month period ended June 30, 2025, the Group recorded a loss before tax of approximately S$5,225,296 and net cash used in operating activities of approximately S$2,682,635 primarily attributable to changes in trade and other receivables of approximately S$221,776 representing amounts to be settled by our customers, partially offset by (i) changes in trade and other payables of approximately S$408,651 representing settlement to be made by the Group, (ii) adjustments for amortization of intangible assets of approximately S$508,386, and (iii) adjustments for depreciation of property, plant and equipment of approximately S$75,217 .

For the six month period ended June 30, 2024, the Group had net cash generated from operating activities of approximately S$754,671 despite a loss before tax of approximately S$2,443. This was primarily attributable to (i) changes in trade and other receivables of approximately S$127,047 representing settlement from our customers, (ii) changes in contract assets of approximately S$10,642 representing accrued revenue recognized in the financial year, (iii) adjustments for bad debt written off of approximately S$19,582, (iv) adjustments for amortization of intangible assets of approximately S$624,240 and (v) adjustments for depreciation of plant and equipment of approximately S$6,044 , partially offset by changes in trade and other payables of approximately S$626,008 representing settlement from our Group.

Investing Activities

For the six month period ended June 30, 2025, the Group had net cash used of approximately (S$85,782) in investing activities primarily resulting from depreciation of the rights of use of asset.

For the six month period ended June 30, 2024, the Group had no net cash used or generated in investing activities.

Financing Activities

For the six month period ended June 30, 2025, the Group had net cash generated from financing activities of approximately S$12,503,505 primarily attributable to proceeds from our Initial Public Offering and the issuance of shares of approximately S$13,798,731 partially offset by (i) reduction of interest elements of lease rentals paid of approximately S$1,299 and (ii) reduction in repayment of principal portion of lease liability of approximately S$9,760.

For the six month period ended June 30, 2024, the Group had net cash generated from financing activities of approximately S$607,099 primarily attributable to proceeds from issuance of shares approximately S$641,510 partially offset by repayment of principal portion of lease liabilities of approximately S$6,500.

Working Capital

We believe that our Group has sufficient working capital for our requirements for at least the next 12 months from the date of this Report, in the absence of unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, and cash flows from our operations.

Off-Statement of Financial Position Arrangements

We did not have any off-statement of financial position arrangements as at June 30, 2025 and 2024.

Capital Expenditures

For the six month periods ended June 30, 2025 and 2024, we had capital expenditure of approximately S$85,782 and S$0 respectively. Our capital expenditures were mainly used for the costs of renovation and addition of furniture and fittings and addition of computers.

11

Lease Liabilities

The following table sets forth our lease liabilities as at June 30, 2025 and December 31, 2024:

	(Unaudited) June 30, 2025	(Audited) December 31, 2024
	S$	S$
Lease liabilities payable:

Within one year	9,760	6,500
Within a period of more than one year but not more than two years	43,054	-
	52,814	6,500

Less: portion classified as current liabilities	(9,760)	(6,500)

Non-current liabilities	43,054	-

Contract Liabilities

Contract liabilities are deposit charged before the services commence, until the revenue is recognized on the relevant contract offset against these. As at June 30, 2025, we had contract liabilities of approximately S$18,766 and as at June 30, 2024, we had contract liabilities of approximately S$9,021.

Related Party Transaction

We have adopted an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

In addition to the related party information disclosed elsewhere in the unaudited interim condensed consolidated financial statements, the following transactions with related parties took place at terms agreed between the parties during the financial period, which are at arm’s length:

	(Unaudited) Six-month ended June 30, 2025	(Unaudited) Six-month ended June 30, 2024
	S$	S$

Sales to a shareholder	3,000	21,652

The related parties refer to entities with common shareholders.

Compensation of key management personnel

	(Unaudited) Six-month ended June 30, 2025	(Unaudited) Six-month ended June 30, 2024
	S$	S$

Salaries, bonuses, and allowances	132,000	132,000
Employer’s contribution to Central Provident Fund	15,096	13,872

	147,096	145,872

12

Trade and Other Receivables

The following table provides information on the exposure to credit risk for trade receivables and contract assets which are assessed based on the provision matrix as at June 30, 2025, within lifetime expected credit loss (not credit impaired). Credit-impaired debtors with gross carrying amounts of $19,582 as at December 31, 2024 was assessed individually and 100% allowance for expected credit loss was made in respect of these balances was also disclosed below. No balance was assessed as credit-impaired debtors as at June 30, 2025. For the expected credit loss for the remaining trade receivables that are not considered as credit-impaired as at June 30, 2025, in the opinion of the directors of the Company, no allowance for expected credit loss was provided for these balances as the amount due was considered immaterial (2024: Nil) and all the remaining trade receivables and contract assets balances were subsequently settled.

	Expected	Gross
	loss	carrying	Loss
	rate	amount	allowance
	%	S$	S$
June 30, 2025
Current (not past due)	0%	545	-
1-30 days past due	0%	3,536	-
31-60 days past due	0%	5,789	-
61-90 days past due	0%	303	-
More than 90 days past due	16%	28,492	4,503

		38,665	4,503

	Expected	Gross
	loss	carrying	Loss
	rate	amount	allowance
	%	S$	S$
December 31, 2024
Current (not past due)	0%	8,277	-
1-30 days past due	0%	15,834	-
31-60 days past due	0%	824	-
More than 90 days past due	24%	18,514	4,357

		43,449	4,357

Our trade and other receivables, net, increased from approximately S$127,047 as of December 31, 2024 to approximately S$221,776 as of June 30, 2025. The increase mainly resulted from the increase in sales during the six-month period ended June 30, 2025.

Our trade and other receivables, net, increased from approximately S$438,447 as of December 31, 2023 to approximately S$720,235 as of June 30, 2024. The increase mainly resulted from the increase in sales during the six-month period ended June 30, 2024.

We did not charge any interest on, or hold any collateral as security for these accounts receivable balances. We generally offer credit periods of 30 to 60 days to our customers in respect of the manufacture and sale of cleaning systems and other equipment, whereas our customers will be offered credit terms of 7 to 30 days in respect of the provision of centralized dishwashing services and general cleaning services.

13

During the six month period ended June 30, 2025 and fiscal year ended December 31, 2024, other than the loss allowance for expected credit losses discussed above, no impairment loss was provided for amounts that were past due as follows:

	(Unaudited) June 30, 2025	(Audited) December 31, 2024
	S$	S$

Balance at beginning of the period	4,357	26,049
Impairment losses recognized during the period/year	1,277	-
Reversal of impairment losses during the year	-	(2,110)
Amounts written off during the period/year	(1,131)	(19,582)

Balance at end of the period	4,503	4,357

Trade and other payables

The general credit terms from our major suppliers are 15 to 90 days. Our trade and other payables decreased from approximately S$626,008 as of December 31, 2024 to approximately S$408,651as of June 30, 2025.

	(Unaudited) June 30, 2025	(Audited) December 31, 2024
	S$	S$
Trade payables
- Third parties	72,669	170,405

Other payables
- Accruals	198,627	294,315
- Contract liabilities	18,766	9,021
- Other payables (Note i)	118,589	152,267
	335,982	455,603

Total trade and other payables	408,651	626,008

Trade and other payables are non-interest bearing and are normally settled on 30 days’ terms.

Note:	The amounts due to the directors of S$3,654 (2024: S$12,587) are included in the other payables. The amounts due to directors are unsecured, interest-free, and repayable on demand.

Income taxes payable

No profits tax has been provided as there are no assessable profits arising during the six-month ended June 30, 2025 and 2024.

Capital Expenditures

Historical capital expenditures

For the six month periods ended June 30, 2025 and 2024, we had capital expenditure of approximately S$85, 782 and S$0, respectively. Our capital expenditures were mainly used for the costs of renovation and addition of furniture and fittings and addition of computers. We principally funded our capital expenditures through cash flows from operations and borrowings during the six-month periods ended June 30, 2025 and 2024.

14

Significant Accounting Policies and Estimates

The unaudited interim condensed consolidated financial statement for six-month ended June 30, 2025 of the Group have been drawn up in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’. They do not include all of the information required in annual financial statements in accordance with IFRS and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2024.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act. As a result of our election, our financial statements may not be comparable to those of companies that comply with public company effective dates.

The Company incurred a loss of S$10,921,291 for the period from January 1, 2025 to June 30, 2025. These conditions indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern and therefore, the Company may not be able to realize its assets and discharge its liabilities in the normal course of business. Notwithstanding the above, these consolidated financial statements have been prepared on the going concern basis because a shareholder has agreed to provide continuing financial support to the Company for a period of twenty-four months from the date of these unaudited interim condensed consolidated financial statements.

Should the going concern assumption be inappropriate, adjustments might be made to reclassify non-current assets to current assets, to write down the carrying values of assets to their estimated recoverable amounts and to provide for any further liabilities which might arise. The effects of these adjustments have not been reflected in the financial statements.

These unaudited interim condensed consolidated financial statements have been prepared on a historical cost convention except for share-based payments which are measured at fair value.

The preparation of unaudited interim condensed consolidated financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions.

Application of amendments to IFRSs

Amendments to IAS 21	The Effect of Changes in Foreign Exchange Rates: Lack of Exchangeability

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those applied in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2024, except for the adoption of the above revised IFRSs for the first time for the current period’s financial statements.

The adoption of the new and amendments IFRSs has had no significant effect on these unaudited interim condensed consolidated financial statements for the six months ended June 30, 2025 and there have been no significant changes to the accounting policies applied in these unaudited interim condensed consolidated financial statements for the six months ended June 30, 2025.

The Group has not applied new and amendments standards, amendments or interpretations that have been issued but are not yet effective. The Group is currently assessing the impact of the adoption of such new and revised standards, amendments or interpretations to the Group but is yet to be in a position to state whether they would have any material financial impact on the Group’s results of operations and financial position.

The preparation of the unaudited interim condensed consolidated financial statements requires the directors of the Company to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income, and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

15

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The directors of the Company have considered the development, selection and disclosure of the Group’s critical accounting judgments and estimates. These accounting judgments and estimates applied in the unaudited interim condensed financial statements for the six-month ended June 30, 2025 are the same as those applied in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2024.

Quantitative and Qualitative Disclosures about Market Risk

Risk Management Overview

Our activities expose us to a variety of financial risks from our operations. The key financial risks include credit risk, liquidity risk and market risk (including interest rate risk and foreign currency risk). We review and agree policies and procedures for the management of these risks, which are executed by the management team. It is and has been throughout the current and previous financial year, our policy that no trading in derivatives for speculative purposes shall be undertaken.

Credit Risk

Credit risk refers to the risk that the counterparty will default on its contractual obligations resulting in a loss to the Group. Our exposure to credit risk arises primarily from trade and other receivables. In order to minimize the credit risk, we have adopted a policy of only dealing with creditworthy counterparties. We perform ongoing credit evaluation of our counterparties’ financial condition and generally do not require collateral.

For other financial assets including cash and cash equivalents, we minimize credit risk by dealing exclusively with high credit rating counterparties. The credit risks on bank balances are limited because the counterparties are banks or financial institutions with high credit ratings assigned by international credit-rating agencies. While the Company’s policy is to maintain cash balances at banks where such balances are covered by deposit insurance, maintaining bank balances under the insured deposit amounts at all times is operationally unfeasible.

For trade receivables and contract assets, we have applied the simplified approach in IFRS 9 to measure the loss allowance at lifetime ECL. We determine the ECL by using a provision matrix, estimated based on historical credit loss experience based on the past due status of the debtors, adjusted as appropriate to reflect current conditions and estimates of future economic conditions. Accordingly, the credit risk profile of trade receivables is presented based on their past due status in terms of the provision matrix.

For other receivables and amount due from shareholder, we assessed the latest performance and financial position of the counterparties, adjusted for the future outlook of the industry in which the counterparties operate in, and concluded that there has been no significant increase in the credit risk since the initial recognition of the financial assets. Accordingly, we measured the impairment loss allowance using 12-month ECL and determined that the ECL is insignificant.

Our exposure to credit risk is influenced mainly by the individual characteristics of each customer rather than the industry or country in which the customers operate and therefore significant concentrations of credit risk primarily arise when we have significant exposure to individual customers.

Liquidity Risk

Liquidity risk is the risk that an enterprise will encounter difficulty in raising funds to meet commitments associated with financial instruments. Liquidity risk may result from an inability to sell a financial asset quickly at close to its fair value.

16

Prudent liquidity risk management implies maintaining sufficient cash. We monitor and maintain a level of bank balances deemed adequate to finance our operations.

Market Risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates will affect our income. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

(i) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of our financial instruments will fluctuate because of changes in market interest rates. We are not exposed to interest rate risk as we have no significant interest-bearing assets and liabilities, and our income and operating cash flows are substantially independent of changes in market interest rates.

(ii) Foreign Currency Risk

Our foreign exchange risk results mainly from cash flows from transactions denominated in foreign currencies. At present, we do not have any formal policy for hedging against currency risk. We ensure that the net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, where necessary, to address short term imbalances.

We have transactional currency exposures arising from transactions that are denominated in a currency other than the functional currency of the Group, primarily United States Dollar (USD). The average exchange rates used for USD during the year ended June 30, 2025 and 2024, as derived from XE.com, through Xero, our accounting software, were 0.785071 and 0.733541 per Singapore Dollar, respectively.

17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELIVE HOLDINGS

Dated: September 30, 2025.	/s/ Kenneth Teck Chuan Tan
Kenneth Teck Chuan Tan, Executive Director and Chief Executive Officer (Principal Executive Officer)

Dated: September 30, 2025.	/s/ Abdul Latif Bin Zainal
Abdul Latif Bin Zainal, Chief Financial Officer (Principal Financial and Accounting Officer)

18

BELIVE HOLDINGS AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL

STATEMENTS FOR THE SIX-MONTH

ENDED JUNE 30, 2025

BELIVE HOLDINGS AND ITS SUBSIDIARIES

Index to unaudited Interim Condensed Consolidated Financial Statements

F-1

BELIVE HOLDINGS AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS

For the six month ended June 30, 2025

(in Singapore Dollars)

	Note	(Unaudited) Six-month ended 30 June 2025 S$	(Unaudited) Six-month ended 30 June 2024 S$

Revenue	4	350,045	763,922
Cost of sales		(310,279)	(464,536)
Gross (loss)/ profit		39,766	299,386
Other income	5	52,711	48,323
Less: Expenses
- Marketing		(38,873)	(110,187)
- Administrative expenses		(5,277,601)	(5,123,586)
- Finance costs	6	(1,299)	(2,443)
Loss before tax	7	(5,225,296)	(4,888,507)
Income tax expenses	8	-	-
Loss for the period		(5,225,296)	(4,888,507)
Other comprehensive income/(loss): Items that may be reclassified subsequently to profit or loss:
- Exchange differences on translation of foreign operations		16,557	(1,201)
Total comprehensive loss for the period		(5,208,739)	(4,889,708)
Loss per share for the loss attributable to owners of the Company (in dollar)
Basic	9	(1.11)	(1.25)
Diluted	9	(1.11)	(1.25)

F-2

BELIVE HOLDINGS AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at June 30, 2025

(in Singapore Dollars)

	Note	(Unaudited) June 30, 2025	(Audited) December 31, 2024
		S$	S$
ASSETS
Non-current assets
Plant and equipment, net	10	75,217	6,044
Intangible assets, net	11	508,386	624,240
		583,603	630,284
Current assets
Trade and other receivables and deposits, net	12	221,776	127,047
Contract assets	13	83,241	10,642
Cash	14	9,817,829	66,184
		10,122,846	203,873
Total assets		10,706,449	834,157
EQUITY AND LIABILITIES
LIABILITIES
Non-current liabilities
Lease liabilities	17	43,054	-
Current liabilities
Trade and other payables	18	408,651	626,008
Loan from a shareholder		-	337,566
Lease liabilities	17	9,760	6,500
		418,411	970,074
Total liabilities		461,465	970,074

EQUITY
Share capital	15	7,233	5,462
Accumulated losses		(32,778,161)	(27,552,865)
Reserves	16	43,015,912	27,411,486
		10,244,984	(135,917)

Total equity and liabilities		10,706,449	834,157

F-3

BELIVE HOLDINGS AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six-month ended June 30, 2025

(in Singapore Dollars)

	Share Capital	Share Premium	Accumulated losses	Other reserve (Note 16)	Share-based payment reserve (Note 16)	Foreign currency translation reserve (Note 16)	Total
	S$	S$	S$	S$	S$	S$	S$

2024 Balance at January 1, 2024 (audited)	4,559	334,850	(22,045,101)	22,824,575	-	(2,030)	1,116,853
Exercise of share options	791	3,605,209	-		(3,606,000)	-	-
Issuance of shares	112	641,398	-	-	-	-	641,510
Loss for the period	-	-	(4,888,507)	-	3,606,000	-	(1,282,507)
Other comprehensive loss	-	-	-	-	-	(1,201)	(1,201)
At June 30, 2024 (unaudited)	5,462	4,581,457	(26,933,608)	22,824,575	-	(3,231)	474,655

2025 Balance at January 1, 2025 (audited)	5,462	4,582,248	(27,552,865)	22,824,575	-	4,663	(135,917)
Exercise of share options	171	1,369,414	-	-	(1,369,585)	-	-
Exercise of share award	-	1,423,999	-	-	(1,423,999)	-	-
Issuance of shares	1,600	12,794,456	-	-	-	-	12,796,056
Loss for the period	-	-	(5,225,296)	-	2,793,584	-	(2,431,712)
Other comprehensive income	-	-	-	-	-	16,557	16,557
At June 30, 2025 (unaudited)	7,233	20,170,117	(32,778,161)	22,824,575	-	21,220	10,244,984

F-4

BELIVE HOLDINGS AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six-month ended June 30, 2025

(in Singapore Dollars)

	Note	(Unaudited) Six-month ended 30 June 2025 S$	(Unaudited) Six-month ended 30 June 2024 S$
Net cash used in operating activities		(2,682,635)	(754,671)
Net cash used in investing activities		(85,782)	-
Net cash generated from financing activities		12,503,505	607,099
Net increase/(decrease) in cash and cash equivalents		9,735,088	(147,572)
Effect of exchange rate changes on cash and cash equivalents		16,557	(1,201)
Cash and cash equivalents at January 1		66,184	197,709
Cash and cash equivalents at June 30	14	9,817,829	48,936

F-5

BELIVE HOLDINGS AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-month ended June 30, 2025

(in Singapore Dollars)

1.	General

BeLive Holdings (“the Company”, and together with its subsidiaries, “the Group”) was incorporated on February 24, 2023 and domiciled in the Cayman Islands. The address of its registered office is Appleby Global Services (Cayman) Limited, 71 Fort Street, PO Box 500, George Town, Grand Cayman, KY1-1106, Cayman Islands.

BeLive Technology Group Ltd. (“BeLive BVI”), a wholly-owned subsidiary of the Company, was incorporated on March 7, 2023 and domiciled in British Virgin Islands. The address of its registered office is at Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands.

BeLive Technology Pte. Ltd. (“BeLive SG”), a wholly-owned subsidiary of BeLive BVI, was incorporated on June 18, 2014 and domiciled in Singapore. The address of its registered office is at 26A Ann Siang Road, #03-00, Singapore 069706.

BeLive Technology (Vietnam) Company Ltd. (“BeLive Vietnam”), a wholly-owned subsidiary of BeLive SG, was incorporated on June 16, 2021 and domiciled in Vietnam. The address of its registered office is at 133 Duong Ba Trac, Ward 1, District 8, Ho Chi Minh City, Vietnam.

BeLive New Media Ltd. (“BeLive New Media”), a wholly-owned subsidiary of the Company, was incorporated on June 26, 2025 and domiciled in British Virgin Islands. The address of its registered office is at Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands.

BeLive AI Studios Pte Ltd (“BeLive AI”), a wholly-owned subsidiary of BeLive New Media, was incorporated on July 07, 2025 and domiciled in Singapore. The address of its registered office is at 26A Ann Siang Road, #03-00, Singapore 069706.

The principal activities of the Group are those related to development of software and programming activities and providing consultancy service.

F-6

BELIVE HOLDINGS AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-month ended June 30, 2025

(in Singapore Dollars)

1.	General (Continued)

Information about subsidiaries

Details of the Company’s principal subsidiaries are as follows:-

Name	Principal activities	Country of business/ incorporation

BeLive BVI	Investment holding	British Virgin Islands

BeLive SG	Development of other software and programming activities and providing consultancy service	Singapore

BeLive Vietnam	Computer programming, computer consultancy and system administration	Vietnam

BeLive New Media*	Creative agency dealing in content production and campaign marketing	British Virgin Islands

* BeLive New Media was newly incorporated on June 26, 2025.

2.	Summary of significant accounting policies

(a)	Basis of preparation

The unaudited interim condensed consolidated financial statement for six-month ended June 30, 2025 of the Group have been drawn up in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’. They do not include all of the information required in annual financial statements in accordance with IFRS and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2024.

These unaudited interim condensed consolidated financial statements have been prepared on a historical cost convention except for share-based payments which are measured at fair value.

The preparation of unaudited interim condensed consolidated financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions.

F-7

BELIVE HOLDINGS AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-month ended June 30, 2025

(in Singapore Dollars)

2.	Summary of significant accounting policies (continued)

(b)	Application of amendments to IFRSs

Amendments to IAS21	The Effect of Changes in Foreign Exchange Rates: Lack of Exchangeability

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those applied in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2024, except for the adoption of the above revised IFRSs for the first time for the current period’s financial statements.

The adoption of the new and amendments IFRSs has had no significant effect on these unaudited interim condensed consolidated financial statements for the six months ended June 30, 2025 and there have been no significant changes to the accounting policies applied in these unaudited interim condensed consolidated financial statements for the six months ended June 30, 2025.

The Group has not applied new and amendments standards, amendments or interpretations that have been issued but are not yet effective. The Group is currently assessing the impact of the adoption of such new and revised standards, amendments or interpretations to the Group but is yet to be in a position to state whether they would have any material financial impact on the Group’s results of operations and financial position.

3.	Significant accounting judgements and estimates

The preparation of the unaudited interim condensed consolidated financial statements requires the directors of the Company to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income, and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The directors of the Company have considered the development, selection and disclosure of the Group’s critical accounting judgements and estimates. These accounting judgements and estimates applied in the unaudited interim condensed financial statements for the six-month ended June 30, 2025 are the same as those applied in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2024.

F-8

BELIVE HOLDINGS AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-month ended June 30, 2025

(in Singapore Dollars)

4.	Revenue

	(Unaudited) Six-month ended June 30, 2025	(Unaudited) Six-month ended June 30, 2024
	S$	S$

Revenue	350,045	763,922

	(Unaudited) Six-month ended June 30, 2025	(Unaudited) Six-month ended June 30, 2024
	S$	S$
Disaggregation of revenue

Revenue from contracts with customers within the scope of IFRS 15, types of goods or services – recognized overtime

Installation fees	197,422	542,975
Subscription fees	132,645	168,299
Server costs	19,978	40,307
	350,045	751,581
Revenue from contracts with customers within the scope of IFRS 15, types of goods or services – recognized at a point in time

Miscellaneous Income	-	12,341

Total revenue	350,045	763,922

The Group accounts for contracts with customers and recognizes revenue when all of the following criteria are met:

(a) the parties to the contract have approved the contract and are committed to perform their respective obligations;

(b) the entity can identify each party’s rights regarding the goods or services to be transferred;

(c) the entity can identify the payment terms for the goods or services to be transferred;

(d) the contract has commercial substance (i.e. the risk, timing or amount of the entity’s future cash flows is expected to change as a result of the contract); and

(e) it is probable that the entity will collect the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer.

At contract inception, the Group assesses and concludes the customers’ ability and intention to pay the amount of consideration when it is due by evaluating and considering their prior historical settlement performance, reputation in the market and financial performance through a due diligence check.

While a few customers, based on historical records, have been slow in making payments, the directors of the Company were of the opinion that it was probable that the entity would collect the consideration to which it would be entitled in exchange for the goods or services provided because the Group was able to review these customers’ live commerce performance on a regular basis, with reference to their overall historical payment performance in prior years. Thus, the Group continued to provide services to these customers during the six-month period ended June 30, 2025 and continued to recognise revenue from them during the six month period ended June 30, 2025.

Revenue from customers contributing over 10%

Revenue from customers contributing over 10% of the total revenue of the Group is as follows:

	(Unaudited) Six-month ended June 30, 2025	(Unaudited) Six-month ended June 30, 2024
	S$	S$

Customer A	31,815	531,374
Customer B	165,312	N/A
Customer C	44,157	N/A

	241,284	531,374

F-9

BELIVE HOLDINGS AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-month ended June 30, 2025

(in Singapore Dollars)

5.	Other income

	(Unaudited) Six-month ended June 30, 2025	(Unaudited) Six-month ended June 30, 2024
	S$	S$

Government grants (Note)	52,661	48,253
Others	50	70

	52,711	48,323

Note: The government grants were subsidies granted from the Government in Singapore for several schemes. These conditions had been satisfied in current period.

6.	Finance costs

	(Unaudited) Six-month ended June 30, 2025	(Unaudited) Six-month ended June 30, 2024
	S$	S$

Interest expenses from leases	1,299	2,443

7.	Loss before tax

Loss before tax has been arrived at after charging:

	(Unaudited) Six-month ended June 30, 2025	(Unaudited) Six-month ended June 30, 2024
	S$	S$
Amortization of intangible assets	115,854	110,806
Allowance of expected credit losses for trade and other receivables	1,277	11,673
Depreciation of plant and equipment	16,609	109,404
Employee benefits expense	616,862	557,842
Exchange losses	325,411	284
Share-based payment (Note 21)	2,793,584	3,606,000

F-10

BELIVE HOLDINGS AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-month ended June 30, 2025

(in Singapore Dollars)

8.	Income tax expense

No profits tax has been provided as there are no assessable profits arising during the six-month ended June 30, 2025 and 2024.

9.	Earnings per shares

	(Unaudited) Six-month ended June 30, 2025	(Unaudited) Six-month ended June 30, 2024
	S$	S$

Loss for the period attributable to the owners of the Company	(5,225,296)	(4,888,507)

Weighted average number of ordinary shares for the purpose of calculating the basic and dilutive loss per share	4,696,733	3,917,680

The weighted average number of ordinary shares for the six-month ended June 30, 2024 has been adjusted to reflect the share consolidation on February 18, 2024. For details, please refer to Note 15 to the consolidated financial statements.

F-11

BELIVE HOLDINGS AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-month ended June 30, 2025

(in Singapore Dollars)

10.	Plant and equipment

	Computer	Furniture and fittings	Office equipment	Renovation	Right of use asset	Total
	S$	S$	S$	S$	S$	S$
Cost
At January 1, 2024	96,232	13,917	6,247	102,750	274,984	494,130
Disposals	(1,012)	(13,917)	-	-	-	(14,929)
Written-off	-	-	(6,247)	(102,750)	-	(108,997)
At December 31, 2024	95,220	-	-	-	274,984	370,204
Additions	5,531	9,555	7,520	8,544	54,632	85,782
At June 30, 2025	100,751	9,555	7,520	8,544	329,616	455,986

Accumulated depreciation
At January 1, 2024	91,815	8,074	5,317	43,723	224,756	373,685
Depreciation	4,146	689	103	6,559	44,257	55,754
Disposals	(814)	(8,763)	-	-	-	(9,577)
Written-off	-	-	(5,420)	(50,282)	-	(55,702)
At December 31, 2024	95,147	-	-	-	269,013	364,160
Depreciation	393	6,874	547	267	8,528	16,609
At June 30, 2025	95,540	6,874	547	267	277,541	380,769

Carrying amount
At June 30, 2025 (Unaudited)	5,211	2,681	6,973	8,277	52,075	75,217
At December 31, 2024 (Audited)	73	-	-	-	5,971	6,044

F-12

BELIVE HOLDINGS AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-month ended June 30, 2025

(in Singapore Dollars)

11.	Intangible assets

Software
development
S$
Cost

At January 1, 2024, December 31, 2024 and June 30, 2025	1,158,548

Accumulated amortization

At January 1, 2024	302,598
Amortization	231,710
At December 31, 2024	534,308
Amortization	115,854
At June 30, 2025	650,162

Carrying amount

At June 30, 2025 (Unaudited)	508,386

At December 31, 2024 (Audited)	624,240

The Group has capitalized all directly attributable staff costs necessary to create, produce, and prepare the intangible assets to be capable of operating in the manner intended by the directors.

F-13

BELIVE HOLDINGS AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-month ended June 30, 2025

(in Singapore Dollars)

12.	Trade and other receivables and deposits

	(Unaudited) June 30, 2025	(Audited) December 31, 2024
	S$	S$

Trade receivables	38,665	43,449
Less: allowance for expected credit losses	(4,503)	(4,357)

Total trade receivables	34,162	39,092

Other receivables and deposits
Prepayments	142,513	24,992
Deposits	5,520	18,654
Goods and services tax (“GST”) receivables	39,581	23,716
Other receivables	-	20,593

Total other receivables and deposits	187,614	87,955

Total trade and other receivables and deposits	221,776	127,047

The movement in allowance for expected credit losses of receivables computed based on lifetime and 12-month ECL was as follows:

	(Unaudited) June 30, 2025	(Audited) December 31, 2024
	S$	S$

Balance at beginning of the period	4,357	26,049
Impairment losses recognized during the period/year	1,277	-
Reversal of impairment losses during the year	-	(2,110)
Amounts written off during the period/year	(1,131)	(19,582)

Balance at end of the period	4,503	4,357

F-14

BELIVE HOLDINGS AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-month ended June 30, 2025

(in Singapore Dollars)

12.	Trade and other receivables and deposits (continued)

Ageing Receivables

For trade receivables, the Group has applied the simplified approach in IFRS 9 to measure the loss allowance at lifetime expected credit loss. The Group determines the allowance for expected credit loss by using a provision matrix, estimated based on historical credit loss experience based on the past due status of the debtors, adjusted as appropriate to reflect current conditions and estimates of future economic conditions.

In determining the expected credit loss for each category of trade receivables and contract assets, historical default rates and the past due status of these receivables, the Company’s methodology is consistent with IFRS 9. When evaluating the historical past due status, the Company considers the time value of money impact on the number of days of delay in payment in the calculation of expected credit loss allowance. If there is any evidence that the debts are credit-impaired, the Company adjusts the default rate to 100% in the calculation of expected credit loss allowance.

The following table provides information on the exposure to credit risk for trade receivables and contract assets which are assessed based on the provision matrix as at June 30, 2025, within lifetime expected credit loss (not credit impaired). Credit-impaired debtors with gross carrying amounts of $19,582 as at December 31, 2024 was assessed individually and 100% allowance for expected credit loss was made in respect of these balances was also disclosed below. No balance was assessed as credit-impaired debtors as at June 30, 2025. For the expected credit loss for the remaining trade receivables that are not considered as credit-impaired as at June 30, 2025, in the opinion of the directors of the Company, no allowance for expected credit loss was provided for these balances as the amount due was considered immaterial (2024: Nil) and all the remaining trade receivables and contract assets balances were subsequently settled.

	Expected	Gross
	loss	carrying	Loss
	rate	amount	allowance
	%	S$	S$
June 30, 2025
Current (not past due)	0%	545	-
1-30 days past due	0%	3,536	-
31-60 days past due	0%	5,789	-
61-90 days past due	0%	303	-
More than 90 days past due	16%	28,492	4,503

		38,665	4,503

	Expected	Gross
	loss	carrying	Loss
	rate	amount	allowance
	%	S$	S$
December 31, 2024
Current (not past due)	0%	8,277	-
1-30 days past due	0%	15,834	-
31-60 days past due	0%	824	-
More than 90 days past due	24%	18,514	4,357

		43,449	4,357

F-15

BELIVE HOLDINGS AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-month ended June 30, 2025

(in Singapore Dollars)

13.	Contract assets

	(Unaudited) June 30, 2025	(Audited) December 31, 2024
	S$	S$

Contract assets	83,241	10,642

The contract assets mainly relate to the Company’s rights to consideration for work completed but not yet billed at reporting date for its monthly subscription. The contract assets are transferred to trade receivables when the rights become unconditional. The Group classifies these contract assets as current because the Group expects to realize them in its normal operating cycle.

14.	Cash

	(Unaudited) June 30, 2025	(Audited) December 31, 2024
	S$	S$

Cash at banks	9,817,809	65,195
Cash on hand	20	989

	9,817,829	66,184

Cash at banks earns interest at floating rates based on daily bank deposit rates.

F-16

BELIVE HOLDINGS AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-month ended June 30, 2025

(in Singapore Dollars)

15.	Share capital

	(Unaudited) June 30, 2025	(Audited) December 31, 2024
	S$	S$
Ordinary shares

Authorized:-
100,000,000 (December 31, 2024: 100,000,000) ordinary shares	67,018	67,018

Issued and fully paid:-
10,864,802 (December 31, 2024: 8,152,574) ordinary shares	7,233	5,462

Note:

On June 12, 2023, an aggregate of additional 359,940 ordinary shares totaled US$250,000 (equivalent to S$329,825) were issued to a private investor to provide additional capital to the Company. On the same date, 1,397,600 ordinary shares of the Company were issued to an independent company for providing services to the Company (Note 21).

On February 1, 2024, the Group has granted 5,900,000 share options to certain employees of the Group under the Share Option Scheme 2023. The share options contain an exercise price of US$0.0001 per share option with an expiry date on February 29, 2024 and are vested on the same date of acceptance of the share options by employees. All share options have been exercised in February 2024. The fair value of 5,900,000 share options is approximately US$2,690,000 (equivalents to S$3,606,000).

On February 18, 2024, the Company has consolidated every five issued and unissued existing shares of par value of US$0.0001 each into one share of par value of US$0.0005 each.

On April 10, 2024, the Company has issued an aggregate of 100,000 ordinary shares of the Company to certain investors for the consideration of US$300,000 (equivalents to S$384,100).

On April 17, 2024, the Company has issued an aggregate of 34,000 ordinary shares of the Company to certain investors for the consideration of US$102,000 (equivalents to S$130,600).

On April 20, 2024, the Company has issued an aggregate of 33,333 ordinary shares of the Company to certain investors for the consideration of US$99,000 (equivalents to S$126,810).

On April 7, 2025, the Company has completed IPO of 2,450,000 Ordinary Shares at a public offering price of US$4.00 per share. The total net proceeds to the Company from the IPO, after deducting total discounts, expense allowance and expenses of US$1,594,509 (equivalent to S$2,081,982), were approximately US$7,614,000.

F-17

BELIVE HOLDINGS AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-month ended June 30, 2025

(in Singapore Dollars)

16.	Reserves

(i)	Foreign currency translation reserve

Foreign currency translation reserve represents exchange differences arising from the translation of the unaudited interim condensed consolidated financial statements of foreign operations whose functional currencies are different from that of the Group’s presentation currency.

(ii)	Other reserve

Other reserve represents member’s deemed contribution arising from reorganization.

(iii)	Share-based payment reserve

The share option reserve comprises the fair value of share options granted which are yet to be exercised. The amount will either be transferred to the other reserves when the related options are exercised or be transferred to accumulated losses should the related options expire after the vesting period.

17.	Lease liabilities

	(Unaudited) June 30, 2025	(Audited) December 31, 2024
	S$	S$
Lease liabilities payable:

Within one year	9,760	6,500
Within a period of more than one year but not more than two years	43,054	-
	52,814	6,500

Less: portion classified as current liabilities	(9,760)	(6,500)

Non-current liabilities	43,054	-

F-18

BELIVE HOLDINGS AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-month ended June 30, 2025

(in Singapore Dollars)

18.	Trade and other payables

	(Unaudited) June 30, 2025	(Audited) December 31, 2024
	S$	S$
Trade payables
- Third parties	72,669	170,405

Other payables
- Accruals	198,627	294,315
- Contract liabilities	18,766	9,021
- Other payables (Note i)	118,589	152,267
	335,982	455,603

Total trade and other payables	408,651	626,008

Trade and other payables are non-interest bearing and are normally settled on 30 days’ terms.

Note

i)	The amounts due to the directors of S$3,654 (2024: S$12,587) are included in the other payables. The amounts due to directors are unsecured, interest-free, and repayable on demand.

19.	Significant related party transactions

In addition to the related party information disclosed elsewhere in the unaudited interim condensed consolidated financial statements, the following transactions with related parties took place at terms agreed between the parties during the financial period, which are at arm’s length:

	(Unaudited) Six-month ended June 30, 2025	(Unaudited) Six-month ended June 30, 2024
	S$	S$

Sales to a shareholder	3,000	21,652

The related parties refer to entities with common shareholders.

F-19

BELIVE HOLDINGS AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-month ended June 30, 2025

(in Singapore Dollars)

19.	Significant related party transactions (continued)

Compensation of key management personnel

	(Unaudited) Six-month ended June 30, 2025	(Unaudited) Six-month ended June 30, 2024
	S$	S$

Salaries, bonuses, and allowances	132,000	132,000
Employer’s contribution to Central Provident Fund	15,096	13,872

	147,096	145,872

20.	Share option

The Company adopted a share option scheme on July 17, 2023 (the “Share Option Scheme 2023”) to provide an incentive to the grantees by enabling them to participate in a future sale or listing of the Company, attract, motivate, and retain eligible participants, and align the interests of the grantees more closely with the shareholders of the Company and provide greater incentive for the grantees to focus on long-term goals of the Group.

On July 17, 2023, the Company granted a consultant share option equivalent to 3.5% of total number of shares of the Company as of 7 December 2022 with no vesting period. According to the addition terms and conditions on the share option granted to the consultant, the share option is contingent upon the occurrence of a performance condition (i.e. the successful initial public offering), the share option shall not be recognised until the performance condition becomes probable in accordance with IFRS 2 Share-based Payment.

On February 1, 2024, the Group has granted 5,900,000 share options to certain employees of the Group under the Share Option Scheme 2023. The share options contain an exercise price of US$0.0001 per share option with an expiry date on February 29, 2024 and are vested on the same date of acceptance of the share options by employees. All share options have been exercised in February 2024.

According to the underwriting agreement, upon the exercise of the over-allotment option, the Group shall issue to the underwriter, and the underwriter shall purchase 262,228 ordinary shares of the Group, par value US$0.0005 per share, at a price to the public of US$4.00 per share, for total gross proceeds of US$1,048,912. The share option has been exercised in April 2025.

On 12 June 2023, the Group granted 1,397,600 ordinary shares to the investor upon the success of the IPO, at US$0.0001 per share for total consideration of US$139.76. The share award has been granted in April 2025.

Fair value of shares granted

The fair value of the 1,659,828 share options granted on April 7, 2025 were estimated using inputs which are considered as Level 1 in the fair value hierarchy. It was determined based on valuation performed by Crowe Horwath First Trust Appraisal Pte Ltd, an independent valuer who holds a recognized and relevant professional qualification in this field. The fair value of S$8,490,000 was measured based on market approach which the share option and share award were exercised as at the date of IPO. The Company has recognised the share-based payment expenses of S$8,490,000 (2024: S$3,606,000) in the consolidated profit or loss under administrative expenses during the period.

Share option movement under the plan is presented in the table below:-

	(Unaudited) Six-month ended June 30, 2025	(Audited) December 31, 2024
	No. of	No. of
	shares	shares

At the beginning of the period/year	-	-
Granted	541,748	1,180,000
Exercised	(541,748)	(1,180,000)

At the end of the period/year	-	-

Exercisable at end of year	-	-

21.	Subsequent events

Subsequent to the end of the reporting period, a new subsidiary named Belive AI Studios Pte. Limited was established on July 7, 2025. The principal activity of Belive AI Studios Pte. Limited is engaged as a creative agency dealing in content production and campaign marketing.

F-20